Exhibit 99.72

enCore Energy Secures Second Uranium Purchase Agreement; encore Energy and Azarga Uranium Provide Plan of Arrangement Update

VANCOUVER, BC, Dec. 13, 2021 /CNW/ - enCore Energy Corp. (TSXV: EU); (OTCQB: ENCUF) (“enCore”) and Azarga Uranium Corp. (TSX: AZ2), (OTCQB: AZ2UF), (FRA: P8AA) (“Azarga Uranium”) are pleased to announce that encore, a leading United States (“US”) in-situ recovery {“ISR”) uranium development company, has secured a second uranium purchase agreement with a Fortune 150 United States utility. enCore’s business strategy is focused on advancing clean energy production, through the application of ISR in the US, and is advancing its South Texas uranium processing facility towards production. The uranium purchase agreement, which represents the second purchase agreement executed by encore, is a four-year agreement commencing in 2024, and it covers up to 1.3 million pounds U:308 based on market pricing with a ceiling price significantly higher than the current uranium spot market price.

Paul Goranson, encore Chief Executive Officer said, “We truly appreciate the confidence in encore Energy Corp. shown with the execution of our second uranium sales agreement. At encore, we are building a production pipeline strategy focused on US based ISR uranium production. We have been expanding our growth strategy organically with our near-term production assets in South Texas and through transactions with the assets that Azarga Uranium Corp. will bring to the merged company. This agreement affirms that growth strategy, and it provides a long-term relationship with a large domestic nuclear power utility as it advances sustainable clean energy generation.”

enCore and Azarga Uranium Arrangement Update

Following a vote by Azarga Uranium shareholders with over 99% of votes cast in favour of the transaction, encore and Azarga Uranium are working to obtain the necessary regulatory approvals required to complete the transaction, whereby encore will acquire all of the issued and outstanding common shares of Azarga Uranium. As previously announced on November 23, 2021, an extension to the arrangement agreement was executed to allow the parties to obtain regulatory approvals, including approval from the United States Nuclear Regulatory Commission (the “NRC”) and the final order of the Supreme Court of British Columbia (the “Final Order”).

The parties expect to receive approval from the NRC on or about December 28, 2021 and to close the transaction shortly thereafter.

Azarga expects to apply to the Supreme Court of British Columbia in Vancouver for the Final Order on December 16, 2021 at 9:45 a.m. or as soon thereafter as counsel may be heard.

About enCore Energy Corp.

encore Energy Corp., a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (“ISR”) uranium producer, is led by a team of industry experts with extensive knowledge and experience in all aspects of ISR uranium operations. encore Energy’s initial opportunities are created from the Company’s South Texas licensed and past-producing Rosita and Kingsville Dome ISR production facilities, under development, and multiple satellite projects in South Texas plus the changing global uranium supply/demand outlook and opportunities for industry consolidation. Large uranium resource endowments in New Mexico add to the asset base for long term growth and development opportunities.

About Azarga Uranium Corp.

Azarga Uranium is an integrated uranium exploration and development company that controls ten uranium projects and prospects in the United States of America (“USA”) (South Dakota, Wyoming, Utah and Colorado), with a primary focus of developing in-situ recovery uranium projects. The Dewey Burdock in-situ recovery uranium project in South Dakota, USA (the “Dewey Burdock Project”), which is the Company’s initial development priority, has been issued its Nuclear Regulatory Commission License and Class Ill and Class V Underground Injection Control permits from the Environmental Protection Agency and the Company is in the process of completing other major regulatory permit approvals necessary for the construction of the Dewey Burdock Project.

Cautionary Statements

Certain information contained herein constitutes forward-looking information or statements under applicable securities legislation and rules. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend”, “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements in this press release include, but are not limited to, statements related to enCore’s growth and business strategy, the uranium purchase agreement with Duke Energy Corporation, the timing of certain regulatory approvals and the anticipated completion of the transaction, the terms of the transaction and receipt of certain regulatory approvals, including approval from the NRC and the Final Order.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of encore and/or Azarga Uranium to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: any inability of the parties to satisfy the conditions to the completion of the transaction on acceptable terms or at all; receipt of necessary stock exchange, court, NRC and other regulatory approvals; the ability of encore and Azarga Uranium to achieve their stated goals and objectives; the costs associated with the companies’ objectives; risks and uncertainties related to the COVID-19 pandemic and measures taken to attempt to reduce the spread of COVID-19; and the risks and uncertainties identified in enCore’s Management’s Discussion and Analysis for the nine months ended September 30, 2021 and Azarga Uranium’s Annual Information Form for the year ended December 31, 2020, each filed on SEDAR at www sedar com. Although management of each of encore and Azarga Uranium has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Neither party will update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws. encore and Azarga Uranium caution readers not to place undue reliance on these forward-looking statements and it does not undertake any obligation to revise and disseminate forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of or non-occurrence of any events.

This press release is not and is not to be construed in any way as, an offer to buy or sell securities in the United States. The distribution of the enCore common shares in connection with the transactions described herein will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) and the enCore common shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the encore common shares, nor shall there be any offer or sale of the encore common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Neither the TSX, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX and TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

www.encoreuranium.com

www.azargauranium.com

Azarga Uranium Corp. Logo (CNN Group/enCore Energy Corp.)

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For further information: encore Energy Corp., William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com; Azarga Uranium Corp., Blake Steele, President & CEO, 605-662-8308, info@azargauranium.com

CO: encore Energy Corp.

CNN 16:58e 13-DEC-21

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